ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Financial Statements

(Canadian Dollars)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

Notice to Reader

I have compiled the consolidated interim balance sheets of Astris Energi Inc. as at March 31, 2006 and the consolidated interim statements of loss and deficit and cash flows for the three months then ended. These interim financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2005 audited financial statements of Astris Energi Inc.

"Anthony Durkacz"
Vice President of Finance

Mississauga, Canada
May 30, 2006

ASTRIS ENERGI INC.	Statement I
(A Development Stage Company)
Consolidated Interim Balance Sheet
(Canadian Dollars)
(Unaudited - See Notice to Reader)
As at March 31,	2006	2005

Assets
Current
Cash	$57,965	$474,345
Accounts Receivable	-	1,696
Prepaid expenses and deposits	156,094	64,145
Government Tax receivable	21,693	40,324
	235,752	580,510

Property, Plant & Equipment (Note 4)	588,489	618,554
Technology and Patent Costs(Note 4 and 16)	20,153	1,457,687

	$844,394	$2,656,751

Liabilities
Current
Payables and accruals	$794,184	$578,211
Advances from related parties	50,000	-
Deferred revenue	2,818	-
10% Convertible Debenture, Due July 31, 2006 (Note 10)	420,000	420,000
	1,267,002	998,211

Shareholders' Equity (Deficiency)
Share capital (Note 7(a) )	10,396,811	8,316,407
Contributed surplus (Note 7(c))	4,157,918	3,274,276
Deficit	(14,977,337)	(9,932,143)
	(422,608)	1,658,540

	$844,394	$2,656,751

ASTRIS ENERGI INC.	Statement II
(A Development Stage Company)
Consolidated Statement of Operations and Deficit
(Canadian Dollars)
(Unaudited - See Notice to Reader)
For the three months ended March 31,	2006	2005

Revenues
Sales	$46,844	$62,181
Total	46,844	62,181

Expenses
Research and Development	251,465	389,340
General and administrative	346,632	339,399
Write off of sro acquisition costs	-	113,364
Professional fees	72,872	66,997
Interest	11,851	1,516
Amortization of Long lived Assets (Note 3 and 16)	20,069	93,281
	702,889	1,003,897

Net loss for the period	(656,045)	(941,716)

Deficit, beginning of period	(14,321,292)	(8,990,427)

Deficit, end of period	$(14,977,337)	$(9,932,143)

Loss per common share, basic and diluted	$(0.016)	$(0.030)

ASTRIS ENERGI INC.	Statement III
(A Development Stage Company)
Consolidated Statement of Cash Flows
(Canadian Dollars)
(Unaudited - See Notice to Reader)
For the three months ended March 31,	2006	2005

Operating
Loss for the year	$(656,045)	$(941,716)
Items not requiring cash
Depreciation and amortization of Capital Assets	20,069	93,281

Consulting and professional fees
paid in capital stock to non-related parties	146,681	81,030

Consulting fees paid in capital stock
to related parties	220,033	-

Warrants issued for services	90,176	-

Options Issued	5,003	-

Stock based compensation to employees	-	25,682

Net change in non-cash working capital balances
related to operations (Note 8)	$216,573	$487,349
	42,490	(254,374)
Investing
Purchase of property, plant and equipment	$(4,500)	$(28,524)
Cash acquired on purchase of Astris sro	-	87,091
Astris sro pre-acquisition costs written off	-	48,190
Purchase of other assets	$(7,882)	$(7,639)
	(12,382)	99,118
Financing
Issuance of 10% Convertible Debentures	$-	$420,000
Issuance of common shares	$-	$31,250
-		451,250

Net increase (decrease) in cash during period	$30,108	$295,994

Cash, beginning of period	27,857	178,351

Cash, end of period	$57,965	$474,345

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

1.  DESCRIPTION OF BUSINESS AND GOING CONCERN

Astris Energi Inc. (the “Company”) designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  The Company is based in Mississauga, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  To date, the Company has not earned significant revenues and is considered to be in the development stage. Currently the Company has two projects under development at its Canadian division and two at its Czech Republic division.

a)	Canadian Division

(i) POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology. The POWERSTACK MC250 is at a pre-commercial stage.

(ii) E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power. The E8 generator is ready to be installed in demonstration and pilot applications.

The Company has sold two E8 generators on a demonstration basis to a potential OEM and a potential reseller. There is no assurance that there will be future revenues from either party.

b)	Czech Republic Division

(i) Verification of electrode production technology.

(ii) Research and Development of fuel cells with a liquid electrolyte

This project has been grant assisted by the Czech Government (Ministry of Industry and Trade of the Czech Republic) which amount was netted against the related expenses. Drawing of this grant is subject to a special audit report to be completed subsequently.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due.  No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

1.  DESCRIPTION OF BUSINESS AND GOING CONCERN (continued)

The Company has incurred several years of losses. At March 31, 2006, the Company reported a deficit and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt on the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including an investment from an institutional investor. Nevertheless, there is no assurance that these initiatives if undertaken will be successful.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations.  In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.	UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at March 31, 2006 and the unaudited interim consolidated statements of operations and deficit and cash flows for the three months ended March 31, 2006 and 2005, have been prepared in accordance with Canadian Generally Accepted Accounting Principles on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2005. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2005.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned subsidiary, Astris Inc. were amalgamated to streamline administrative functions. The amalgamated Company continues with the same name as the parent company.

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP’) and reflect the accounts of the parent company and its holding company 2062540 Ontario Inc. which holds all the outstanding shares of its foreign subsidiary, Astris sro. Astris s.r.o. was acquired on January 27, 2005. All intercompany transactions and balances have been eliminated on consolidation.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Change in Accounting Estimate for Amortization Expense

Effective January 1, 2005, the company has adopted a new amortization policy across all its operating divisions on a go forward basis. The rates noted below reflect this new policy.

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the estimated useful lives of these assets on a straight line basis, except as noted, calculated as follows:

Building	40 years
Office furniture and Fixtures	10 years
Machinery and Equipment	5 years
Leasehold Improvements	Term of the lease

In the event that the future undiscounted net cash flows relating to these long lived assets are less than their carrying amounts, they are written down to fair value.  Such impairment loss is reflected in operations in the year of impairment.

Inventory

Inventory is valued at the lower of cost or market value. Cost is determined on a first in first out basis.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project.  To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses.  Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not. Government grants are recognized when collected.

Income Taxes

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities.  Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment.  Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Actual amounts could differ from those estimates.

Financial instruments

The Company uses no Financial Instruments.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers.  In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers, the regular review of their credit limit and a requirement of a substantial deposit from the customer prior to beginning production of a major order.

The Company is exposed to risks arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. This standard was effective January 1, 2002 and requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting. For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro-forma net earnings and earnings per share data as if the estimated fair-value of the stock-based compensation had been recognized in earnings.

Effective January 1, 2003, the Company has voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of the grant. This accounting change has been applied prospectively for options granted to employees on or after January 1, 2003.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Loss per share

Basic loss per share is calculated on the weighted average number of common shares outstanding during the year.  The diluted loss per share is calculated based on the weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

4. PROPERTY, PLANT, EQUIPMENT, TECHNOLOGY AND PATENT COSTS

	2006	2006	2006
	Cost	Accumulated	Net Book
		Depreciation	Value

Property, Plant and Equipment
Land	128,935		128,935
Building	242,831	9,813	233,018
Machinery and Equipment	243,420	46,247	197,173
Furniture and Fixtures	38,198	8,835	29,363
Leasehold Improvements	10,939	10,939	-

	664,323	75,834	588,489

Technology and Patent Costs
Technology (Note 16)	1,500,000	1,500,000	-
Patents	21,024	871	20,153
	1,521,024	1,500,871	20,153

	2005	2005	2005
	Cost	Accumulated	Net Book
		Depreciation	Value

Property, Plant and Equipment
Land	128,935	-	128,935
Building	235,400	1,471	233,929
Machinery and Equipment	247,257	25,486	221,771
Furniture and Fixtures	40,909	10,838	30,071
Leasehold Improvements	10,939	7,091	3,848

	663,440	44,886	618,554

Technology and Patent Costs
Technology and Nominal Goodwill	1,520,848	76,042	1,444,806
Patents	13,141	260	12,881
	1,533,989	76,302	1,457,687

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

5. RELATED PARTY TRANSACTIONS AND BALANCES

(a)  Astris sro

The Company acquired 100% of the ownership (increased from 30% ownership) in Astris sro, a Czech Republic company on January 27, 2005. The results of its operations from the effective date of January 2, 2005 are fully consolidated with the results of the Parent company. Details of the transaction are more fully summarized in note 15 to these financial statements. In prior years, this investment in Astris sro was accounted for on the equity basis. As the Company’s share of losses was in excess of the original investment, the investment had been written down to nil in a prior year.

The Company regularly subcontracts portions of its research and development activities to Astris sro. To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to Astris sro, as required. As at January 2, 2005, any funds advanced to Astris sro since acquisition and any trade receivables and payables have been eliminated on consolidation.

(b)	Amounts owing to Directors and Officers

Entity	Position in	Purpose of	Amount	Amount
	Company	Liability	2006	2005

Anthony Durkacz	Director & Officer	Consulting Fees	-	427
Arthur Laudenslager	Director	Consulting Fees	-	1,205
Fortius Research and Trading	Controlled by A.D	Consulting Fees	65,125	26,750
Jiri Nor	Director & Officer	Advances	50,000	1,366
Liikfam Holdings Inc.	Controlled by M.L.	Consulting Fees	26,750	33,438
Macnor Corp	Controlled by J.N.	Consulting Fees	68,480	40,826
Peter Nor	Officer	Consulting Fees	4,125	979
			214,480	104,991

(c) Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

Entity	Position in Company	2006	2005

Gary Brandt	Director	2,000	-
Brian Clewes	Director	2,000	-
Anthony Durkacz	Director & Officer	2,000	-
Fortius Research and Trading	Controlled by A.D	37,500	25,000
Arthur Laudenslager	Director	2,000	-
Liikfam Holdings Inc.	Controlled by M.L.	25,000	31,250
Macnor Corp re: Jiri Nor	Controlled by J.N.	40,000	40,000

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

5. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Entity	Position in Company	2006	2005

Macnor Corp re: Peter Nor	Controlled by J.N.	24,000	24,000
Michael Liik	Director	2,000	-
Jiri Nor	Director & Officer	2,000	-
David Ramm	Director	2,000	-
		140,500	120,250

(d) Related Party Transactions

Advances from related parties at March 31, are summarized as follows:

	2006	2005

Advances from related parties	50,000	$-

Advances from related parties were from Jiri Nor for a short period until the second tranche of new financing is received. (Amount is included in 5(b) above.)

6.	INCOME TAXES

See Note 3.

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a) Share capital

Share capital consists of the following:

Authorized

Unlimited common shares
10,000,000 preferred shares

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Issued and outstanding

	2006		2005
	Common Shares		Common Shares
	Number	$Value	Number	$Value

Issued at January 1	37,906,569	10,030,096	26,316,551	6,227,074

issued during year
-in exchange for acquisition of sro	-	-	5,000,000	1,955,000

-in exchange for consulting and
professional fees and expenses from
non-related parties	954,039	146,682	261,350	106,712

-in exchange for consulting and
professional fees and expenses from
related parties	1,351,620	220,033	-	-

Options exercised for cash	-	-	125,000	31,250

net of warrants issued and expired	-	-	-	(3,629)

	2,305,659	366,715	5,386,350	2,089,333

as at March 31	40,212,228	10,396,811	31,702,901	8,316,407

The weighted average number of shares outstanding during 2006 is 40,016,521 and 2005 is 31,278,901. These figures are used for purposes of calculating the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted loss per share as the effect would be anti-dilutive.

No preferred shares have been issued.

(b) Common stock issued to settle obligations of the Company to directors, officers and former director of the Company.

In the three months ended March 31, 2005, the Company issued 5,000,000 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

		Number	$ Value
Name	Date	of Shares	of Shares

Macnor Corp.	Jan. 25, 2005	5,000,000	1,955,000	Sale of 2062540 Ontario Inc. to the Company

For the three months ended March 31,2006, the Company issued 1,351,620 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

		Number	$ Value	Price per
Name	Date	of Shares	of Shares	Share	Services Performed

Macnor Corp re: Jiri Nor	18-Jan	368,569	60,000	$0.163	Fourth Quarter 2005
					Professional Services by J. Nor
Macnor Corp re: Peter Nor	18-Jan	221,141	36,000	$0.163	Fourth Quarter 2005
					Marketing by P. Nor
Arthur Laudenslager	18-Jan	3,630	591	$0.163	Fourth Quarter 2005
					Expense recovery
Liikfam Holdings	18-Jan	153,570	25,000	$0.163	Fourth Quarter 2005
					Finance/Consulting
Jiri Nor	18-Jan	61,428	10,000	$0.163	Annual 2005
					Director's Compensation
Arthur Laudenslager	18-Jan	121,428	19,768	$0.163	Annual 2005
					Director's Compensation
Michael liik	18-Jan	89,142	14,512	$0.163	Annual 2005
					Director's Compensation
Brian Clewes	18-Jan	156,428	25,465	$0.163	Annual 2005
					Director's Compensation
Anthony Durkacz	18-Jan	61,428	10,000	$0.163	Annual 2005
					Director's Compensation
David Ramm	18-Jan	61,428	10,000	$0.163	Annual 2005
					Director's Compensation
Gary Brandt	18-Jan	53,428	8,698	$0.163	Annual 2005
					Director's Compensation
		1,351,620	220,033

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

c) Contributed surplus consists of the following:

	2006	2005

Contributed Surplus, January 1	4,062,739	3,016,647

Options issued for Consulting & professional fees paid to non related parties	5,003	-

Warrants issued on acquisition of sro	-	254,000

Warrants issued to non-related parties	90,176	3,629

Contributed Surplus, March 31	4,157,918	3,274,276

d) Common stock issued for cash

For the three months ended March 31, 2005 and 2006, there were no shares issued for cash (except for the exercise of options noted below).

e) Stock option plans

The Company has stock option plans for its employees and consultants who are regarded as integral to the progress of the Company and its operations. Options are normally issued as a bonus on employment or are tied into performance related compensation. Performance related compensation includes completion of research and development projects within specific timeframes and budget, achieving financial targets on behalf of the Company or introduction/referral/ completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date. Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

On October 12, 2005, the Board of Directors received approval from shareholders at the Annual General Meeting to increase the common shares available for the Company’s Stock Option Plan by 2,000,000.

(i) Stock options granted

During the three months ended March 31, 2006, the Company issued an option for 50,000 shares at a strike price of $US 0.14 expiring January 16, 2009 to an outside consultant.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

During the three months ended March 31, 2005, no stock options were issued.

(ii) Stock Options exercised

On January 21, 2005, Gordon Emerson exercised 125,000 options at $0.17 (U.S.) for proceeds of $31,250.

For the three months ended, 2006, no stock options were exercised.

(iii) Stock options expired or forfeited (See table in (e) (v))

(iv) Stock option valuation

Stock options issued are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.82%, expected life of between 1 year and 5 years, expected volatility of 96%, closing rate of exchange on the issue date and no dividends.

(v) Summary Table

		Weighted
		Average
	Options For	Exercise
	Common Shares	Price U.S.$

Balance, December 31, 2004	2,943,840	0.35

Options granted in 2005	2,050,000	0.15
Options exercised in 2005	(275,000)	0.27
Options forfeited or expired in 2005	(675,000)	0.39

Balance, December 31, 2005	4,043,840	0.25
Options granted Jan 1 - March 31, 2006	50,000	0.14
Balance March 31, 2006	4,093,840	0.25

f) Common share purchase warrants

On January 27, 2005, the Company issued 5,000,000 warrants to Macnor Corporation, a company controlled by Jiri Nor, in partial payment for the purchase by the Company of 2062540 Ontario Inc. which owns 70% of the Company’s Czech affiliate, Astris sro. Of these 2,000,000 warrants have a strike price of $ 0.90 (Can) and expire January 27, 2008; 2,000,000

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

warrants have a strike price of $1.10 (Can) and expire January 27, 2008 and 1,000,000 warrants have an exercise price of $1.30 (Can) and expire January 27, 2008.

10,156,000 warrants were issued in 2005 as follows:

	Issue Date	Expiry Date	Number of Warrants	Exercise Price
Recipient
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.75
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.92
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	1,000,000	U.S. $1.08
Fraser MacKenzie Ltd.	Mar. 24, 2005	Mar 24, 2007	156,000	U.S.$ 0.23
New Century Capital Consultants	Aug. 02, 2005	Sept. 02, 2005	1,000,000	Expired
New Century Capital Consultants	Aug. 02, 2005	Nov. 02, 2005	1,000,000	Expired
New Century Capital Consultants	Aug. 02, 2005	Aug. 02, 2007	1,000,000	U.S. $0.25
Optima Capital	Aug. 02, 2005	Oct. 02, 2005	1,000,000	Expired
Bina Consulting	Aug. 08, 2005	Aug. 08, 2007	800,000	U.S. $0.36
Elliott Goldstein Consulting	Aug. 08, 2005	Aug. 08, 2007	200,000	U.S. $0.36
			10,156,000

During the three months ended March 31, 2006, the Company issued 1,344,500 common share purchase warrants as follows:

Matthew Chipman	Mar. 15, 2006	Mar. 15, 2009	500,000	U.S. $0.19

Michael Sheppard	Mar. 15, 2006	Mar. 15, 2009	500,000	U.S. $0.19

Belcourt Development
Corporation Profit Sharing Plan	Mar. 22, 2006	Mar. 22, 2009	88,900	U.S. $0.19

Belcourt Development
Corporation	Mar. 22, 2006	Mar. 22, 2009	255,600	U.S. $0.19

During the three months ended March 31, 2006, 625,000 common share purchase warrants from 2003 expired.

As at March 31, 2006, there were 13,099,859 common share purchase warrants outstanding. These warrants have expiry dates ranging from July 2006 to March 2009. The weighted average exercise price of the warrants was $0.66 (U.S.).

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

8. CONSOLIDATED STATEMENTS OF CASH FLOW

The net change in non-cash operating working capital balances related to operations consists of the following:

Net change in non-cash operating working capital	2006	2005

Decrease (increase) in receivables	$114,300	$2,435
Decrease (increase) in prepaid expenses	$12,415	$(17,396)
Decrease (increase) in investment tax credits refundable	$-	$199,586
Decrease (increase) in government receivables	$20,145	$9,732
Decrease (increase) in inventory	$13,657	$3,063
Increase (decrease) in payables and accruals	$21,094	$289,929
Increase (decrease) in Advances from related parties	$50,000	$-
Increase (decrease) in deferred revenue	$(15,038)	$-
	$216,573	$487,349

9. SEGMENTED FINANCIAL INFORMATION

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs), alkaline fuel cell systems, fuel cell and battery test loads and also provides engineering and other services.  Most of the Company’s long term assets are located in the Czech Republic.  Revenue is derived primarily from the sale of goods and services to customers in the following locations and amounts.

	2006	2005

Canada	-	52,971
United States	46,168	7,055
Rest of World	676	2,155
	46,844	62,181

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

10.  CONVERTIBLE DEBENTURE

On March 15, 2005, the Company entered into a subscription (the “Agreement) to issue a $420,000 secured convertible debenture (the “debenture”) to Canadian Accredited Investors. The maturity date of the debenture was December 10, 2005. The Company did not have the ability to pay the debt when due and has negotiated a new convertible debt agreement. The convertible debt is now due July 31, 2006 and the Company is paying 10% interest on the convertible debt. The original terms of the convertible debenture was 6% interest and the investors were granted a security interest in the Company’s assets including intellectual property.

10.  CONVERTIBLE DEBENTURE (continued)

The principal amount of the debenture is convertible at the holder’s option at a 20% discount on the average closing price in the five preceding trading days of the shares listed on the Nasdaq OTCBB, subject to a minimum price per share of US$0.10 and a maximum share price of US$0.70. The Company could force a conversion based on the terms of future equity financing.

11. COMMITMENTS

The Company has an operating lease for office and laboratory space. The minimum annual lease payments under the terms of the existing leases are $34,800 to October 31, 2006, plus a proportionate share of common area costs. The lease expires as of October 31, 2006.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

13. STATEMENT OF EQUITY

The Statement of Equity from January 1, 1995 to the present is as follows:

				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total

Balance, January 1, 1995	5,000,000	$558,927	$-	($ 628,162)	($ 69,235)
To purchase Astris Inc. at December 31, 1995	1,500,000	150,000	-	-	150,000

Balance, December 31, 1995	6,500,000	708,927	-	(628,162)	80,765
Loss for the year	-	-	-	(1,055,819)	(1,055,819)

Balance, December 31, 1996	6,500,000	708,927	-	(1,683,981)	(975,054)
Issued for cash on exercise of warrants	3,220,000	3,220	-	-	3,220
Issued for cash on exercise of warrants	174,850	175	-	-	175
Issued in exchange for outstanding liabilities	748,706	374,354	-	-	374,354
Loss for the year	-	-	-	(89,568)	(89,568)

Balance, December 31, 1997	10,643,556	1,086,676	-	(1,773,549)	(686,873)
Loss for the year	-	-	-	(138,660)	(138,660)

Balance, December 31, 1998	10,643,556	1,086,676	-	(1,912,209)	(825,533)
Loss for the year	-	-	-	(40,666)	(40,666)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

13. STATEMENT OF EQUITY (continued)

				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total

Balance, December 31, 1999	10,643,556	1,086,676	-	(1,952,875)	(866,199)
Consulting fees to non-related parties	62,500	10,500	-	-	10,500
Consulting fees to non-related parties	18,750	10,500	-	-	10,500
Consulting fees to related parties	200,000	50,000	-	-	50,000
Cash on exercised warrants	102,900	103	-	-	103
Share issuance for outstanding liabilities	1,110,078	277,519	-	-	277,519
Loss for the year	-	-	-	(35,580)	(35,580)

Balance, December 31, 2000	12,137,784	1,435,298	-	(1,988,455)	(553,157)
Consulting fees to non-related parties	182,300	99,672	-	-	99,672
Consulting fees to related parties	341,885	208,050	-	-	208,050
Cash on exercise of options	325,000	121,206	-	-	121,206
Issued for cash	353,250	195,000	-	-	195,000
Loss for the year	-	-	-	(593,984)	(593,984)

Balance, December 31, 2001	13,340,219	2,059,226	-	(2,582,439)	(523,213)
Consulting fees to non-related parties	486,050	166,801	-	-	166,801
Consulting fees to related parties	657,925	207,456	-	-	207,456
Issued for cash	2,006,250	628,631	-	-	628,631
Share adjustment	(384,041)	(80,025)	391,378	-	311,353
Consulting and professional fees paid in options to non-employees	-	-	83,354	-	83,354
Warrants issued	-	(456,850)	456,850	-	-
Loss for the year	-	-	-	(738,762)	(738,762)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

13. STATEMENT OF EQUITY (continued)

Balance, December 31, 2002	16,106,403	2,525,239	931,582	(3,321,201)	135,620
Consulting fees to non-related parties	209,082	136,122	-	-	136,122
Consulting fees to related parties	412,825	266,247	-	-	266,247
Repayment of advances from directors	45,500	20,400	-	-	20,400
Issued for cash	2,456,615	1,193,165	-	-	1,193,165
Warrants issued	-	(797,320)	797,320	-	-
Options to non-employees	-	-	131,063	-	131,063
Options to employees	-	-	188,377	-	188,377
Loss for the year	-	-	-	(2,206,969)	(2,206,969)

Balance, December 31, 2003	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)
Consulting fees to non-related parties	1,728,872	890,096	-	-	890,096
Consulting fees to related parties	586,592	332,360	-	-	332,360
Repayment of advances from directors	293,751	128,000	-	-	128,000
Issued for cash	4,476,911	2,161,587	-	-	2,161,587
Warrants issued	-	(628,822)	628,822	-	-
Options to non-employees	-	-	192,481	-	192,481
Options to employees	-	-	140,892	-	140,892
Proceeds on issuance of warrants	-	-	6,110	-	6,110
Loss for the year	-	-	-	(3,462,257)	(3,462,257)

Balance, December 31, 2004	26,316,551	6,227,074	3,016,647	(8,990,427)	253,294
Acquisition of sro	5,000,000	1,955,000	254,000	-	2,209,000
Consulting fees to non-related parties	4,305,927	1,294,214	-	-	1,294,214
Consulting fees to related parties	1,884,091	454,308	-	-	454,308
Repayment of advances by director	125,000	26,150	73,850	-	100,000
Options exercised for cash	275,000	73,350	-	-	73,350
Options to employees	-	-	21,144	-	21,144
Options to related parties	-	-	215,030	-	215,030
Warrants issued to non-related parties	-	-	482,068	-	482,068
Loss for the year	-	-	-	(5,330,864)	(5,330,864)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

13. STATEMENT OF EQUITY (continued)

Balance, December 31, 2005	37,906,569	$10,030,096	$4,062,739	($14,321,291)	($288,456)
Consulting fees to non-related parties	954,039	$146,682			146,682
Consulting fees to related parties	1,351,620	$220,033			220,033
Options to non- related parties			$5,003		5,003
Warrants to non- related parties			$90,176		90,176
Loss for the period				($656,046)	(656,046)

Balance March 31, 2006	40,212,228	$10,396,811	$4,157,918	($14,977,337)	($422,608)

14.  PRIOR YEAR AMOUNTS INCLUDED IN THE DEVELOPMENT STAGE COMPANY

On December 31, 1995, the Company was redefined as a development stage company in accordance with Accounting Guideline AcG-11, “Enterprises in the Development Stage”. The amount included in opening deficit at December 31, 2005 is $628,162. All amounts recorded in the “inception to date” category as comparative amounts have been accumulated since December 31, 1995.

15. ACQUISITION OF ASTRIS SRO

On January 27, 2005, the Company acquired 70% of the outstanding shares in Astris sro, its affiliate company in the Czech Republic. The Company owned the remaining 30% of Astris sro making it a 100% subsidiary company.

The aggregate purchase price of $2,209,000 was paid by issuing 5,000,000 common shares of the Company for $1,955,000 and 5,000,000 warrants for $254,000. 2,500,000 common shares were held in escrow for one year until January 2, 2006, and were released on that date. Each warrant entitles the holder to one common share of the Company.

The value of the 30% of Astris sro already owned by the Company had been written down to $Nil in a previous year. Technology acquired was written off in the year of acquisition.

The following table summarizes the fair value of the assets acquired and liabilities assumed on the date of acquisition based on a conversion rate of 18.6637 Czech Korunas for each Canadian $1.00.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

15.	ACQUISITION OF ASTRIS SRO (continued)

The following amounts are based on that valuation in CDN$:

Net assets acquired:
Cash	$87,091
Other current assets	63,259
150,350
Other assets
Land	128,935
Building	235,400
Equipment	184,708
Furniture and fixtures	21,520
Property, plant and equipment	570,563
Technology and nominal goodwill	1,521,972
Total assets	$2,242,885
Less:
Current liabilities	33,885
Purchase price	$2,209,000

Consideration:

5,000,000 common shares	$1,955,000
2,000,000 Class “A” warrants	124,000
2,000,000 Class “B” warrants	94,000
1,000,000 Class “C” warrants	36,000
$2,209,000

16.	THE WRITE OFF OF TECHNOLOGY ASSET IN Q4 2005

In the fourth quarter of 2005, management made a decision to write off the value of the Technology asset and nominal goodwill acquired by the Company on the purchase of Astris sro. Under U.S. GAAP the acquisition of this significant asset cannot be recognized. Management decided to write off this acquired asset under Canadian GAAP as well to simplify any accounting and administrative complexities. Had this accounting change been made in the first quarter of 2005, the revised balance sheet would have shown fixed assets reduced by $1,444,806 with a resulting total assets of $1,211,945. There would have been a corresponding increase in the loss by $1,444,806 to become a loss of $2,386,522. The Shareholders’ Equity of $1,658,540 would have been reduced to $213,734. The comparable depreciation expense for 2005 would have been reduced to $17,239.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

17.	SUPPLEMENTARY DISCLOSURES WITH RESPECT TO CONSOLIDATED STATEMENT OF CASH FLOW AND NON-CASH ITEMS

	Three months ended March 31, 2006	Three months ended March 31, 2005

Non-cash financing and investing activities
Common Shares issued to purchase Astris sro	-	1,955,000
Warrants issued to purchase Astris sro	-	254,000

18. SUBSEQUENT EVENTS

The Company entered into a Securities Purchase Agreement (the “Agreement”) on April 10, 2006 with Cornell Capital Partners, LP an institutional investor, relating to the sale of one million five hundred thousand dollars ($1,500,000) of secured convertible debentures (the “Convertible Debentures”), which will be convertible into shares (the “Conversion Shares”) of the Company’s common stock (the “Common Stock”) of which seven hundred and fifty thousand dollars ($750,000) was funded on April 18, 2006 (the “First Closing”) and seven hundred and fifty thousand dollars ($750,000) will be funded assuming certain conditions are satisfied two (2) business days prior to the date a registration statement (the “Registration Statement”) is filed, pursuant to the Registration Rights Agreement (hereinafter defined) with the United States Securities and Exchange Commission (the “SEC”), for a total purchase price of up to one million five hundred thousand dollars ($1,500,000).(the “Purchase Price”). Pursuant to the Agreement, the investor also received common stock purchase warrants (the “Warrants”) to purchase (i) 1,000,000 shares of the Company’s common stock at an exercise price of $0.30 per share; (ii) 600,000 shares of the Company’s common stock at an exercise price of $0.20 per share and (iii) 1,600,000 shares of the Company’s common stock at an exercise price of $0.19 per share. The Company received net proceeds from the First Closing of six hundred and seventeen thousand five hundred dollars ($617,500) which are to be used primarily for working capital purposes.

The Convertible Debentures have an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily Volume Weighted Average Price of the common stock during the ten (10) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP per share and provides for anti-dilution protection (in certain circumstances). At the Fixed Conversion Price, the Convertible Debentures will be convertible into an aggregate of 6,041,079 shares of common stock. The Convertible Debentures bear interest at 10% per annum. Interest is payable in cash or, at the Company’s option, in shares of common stock (the “Interest Shares”) provided certain conditions are satisfied. At any time after their respective issuance dates and prior to April 9, 2009, the Convertible Debentures may be redeemed at the election of the Company at the principal amount, plus accrued but unpaid interest, subject to the satisfaction of certain conditions.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2006 and 2005

18. SUBSEQUENT EVENTS (continued)

The Investor was granted a security interest in the assets of the Company and the assets of the Company’s subsidiary 2062540 Ontario Inc.

The Warrants may be exercised for cash, as indicated above, and also contain a cashless exercise provision, which may be exercised in certain circumstances. The Warrants provide for anti-dilution protection in certain circumstances. The Warrants are exercisable for 1,000,000, 600,000 and 1,600,000 shares of Common Stock (the “Warrant Shares”), respectively, and if fully exercised for cash at the initial exercise price, the Warrant could yield approximately $724,000 of additional proceeds to the Company.

The Company has agreed to file a registration statement (the “Registration Statement”) with the SEC in order to register the resale of the shares issuable upon conversion of the Convertible Debentures and the shares issuable upon exercise of the Warrants.